Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

What Others Are Saying

“MCI apparently decided Verizon was a vastly superior long-term strategic partner even if Qwest’s price and potential cost synergies were superior because VZ-MCI would have: more potential revenue synergies, vastly more resources to invest and compete, a much better geographic fit, vastly superior wireless leverage, and simply be a much stronger competitive pairing going forward in the marketplace. If one compares important metrics other than price, VZ has over 1200% higher market cap (than Qwest), over 400% more revenue, and over 7300% more free cash flow. VZ is among the most profitable firms in the country in absolute terms, while Q is unprofitable. This means VZ has vastly more financial capability to upgrade and maintain MCI’s networks.”

— Scott Cleland, chief executive, The Precursor Group, discussing Qwest original bid in a note to investors, Feb. 25.

“Verizon is in a position to maximize the value of MCI more than Qwest is. Verizon has significantly more resources.”

— Ivan Feinseth, analyst at Matrix USA LLC. (Bloomberg News, Feb. 14)

“Verizon is a much prettier bride.”

— Blair Levin, analyst at Legg Mason Wood Walker and former chief of staff of the Federal Communications Commission in Washington. (Bloomberg News, Feb. 14)

“If you’re willing to change the way you purchase services, there’s a lot of competition out there” beyond the local Bells.

— David Willis, analyst for the Meta Group Inc., who noted that AT&T and MCI already had stopped competing for new residential customers. (Associated Press, Feb. 15)

“Verizon to Qwest is like the prince and the pauper. They aren’t even in the same financial galaxy.”

— Cleland. (Washington Post, Feb. 17)

“There’s clearly a convergence of technologies, and all these companies are racing to get a full suite of products.”

— Patrick Bonebrake, analyst, KDP Advisors. (The Financial Times, Feb. 18)

“In fact, the whole distinction between local and long distance is no longer meaningful. .....I don’t see there is any question. You can tell by the size of the investments Verizon is making these are the people who can put this MCI backbone to best use.”

— Tom Giovanetti, president, the Institute for Policy Innovations. (Dow Jones News Service, Feb. 18)

“There’s nothing antitrust against scale. It’s all about what effect it has on pricing, whether it’s anticompetitive. These companies will be large but they’re not going to be dominant.”

— Cleland. (Associated Press in The New York Times, Feb. 24)

“MCI had pretty much given up on the consumer market in favor of its national corporate clients, which mitigates the potential detriment to residential users. And cable TV companies are moving into the telephone business as quickly as technology allows, which, in the telecom industry, means sooner rather than later. Cablevision, for one, is increasing discounts for cable TV/Internet/phone service packages. The point is that, even for business customers, consolidation is not a throwback to the bad old monopolistic past. … there’s no glaring reason to deny them the pursuit of efficiencies that should accelerate technological advances for all customers, even if the potential cost-benefits are better for some than others.”

— Newsday editorial, Feb. 19

“Most telephone customers won’t notice a change if Verizon’s bid to buy MCI is successful....In the broader telephone picture, indicators point to better service and lower prices as cable and cell companies compete to provide local phone service. Regulators cannot keep up with the rapid changes in technology and should avoid imposing new restrictions until it’s clear what the new problems are.”

— Tampa Tribune editorial, Feb 22

“Over the long term, I think Verizon offers a much better suitor for MCI because the company has far better financial strength, has a far broader product offering and is dominating many of the markets that it serves. And I think that benefits MCI in augmenting the business that MCI has now.”

— Michael Hodel, analyst, Morningstar (Nightly Business Report, Feb. 24)

“The long-distance market has collapsed into the general telecom space. And that has been forced, to a great degree by wireless competition.”

— Thomas Hazlett, senior fellow at the Manhattan Institute for Policy Research and adjunct professor of business and public policy at the Wharton School. (Telecommunications Reports, March 1)

“We have been witnessing the death of what we used to call the long-distance sector. The rise of the wireless industry long ago decimated the long-term viability of long distance. Consumers have always desired simple, flat-rate pricing for all their communications services. With everyone now thinking of buckets of minutes, it was only a matter of time before long distance was shown the door by most customers.”

— Adam Thierer, director of telecommunications studies, the Cato Institute (Telecommunications Reports, March 1)

“The idea of a stand-alone interexchange business was a construct that the marketplace and technology have just moved past.”

— Al Kurtze, director-executive business development, Capgemini Group. (Telecommunications Reports, March 1)

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.